UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
Amendment No. 1

WIRELESS AGE COMMUNICATIONS, INC.
________________________________________________________________________________
(Name of Issuer)

          COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

976527 10 1
______________________________________
(CUSIP Number)

Newlook Industries Corp.
144 Front Street West
Suite 700
Toronto, Ontario, Canada   M5J 2L7
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Newlook Industries Corp.
I.R.S. Identification Nos. of above persons (entities only):          Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]

(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.                   Sole Voting Power:                                                                                             31,547,167 Shares

8.                   Shared Voting Power:                                                                                         Not Applicable

9.	Sole Dispositive Power: 31,547,167 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,547,167 Shares

12.               Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 53.4%

14.	Type of Reporting Person (See Instructions) CO

ITEM 1.                         SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is 31,547,167 shares of common stock, par value $0.001 (the “Company Shares”), of Wireless Age Communications, Inc., a Nevada Corporation (the “Company”).  The principal executive offices of the Company are located at 1075 Meyerside Drive, Unit 7, Toronto, ON, Canada L5T 1M3.

ITEM 2.                         IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Newlook Industries Corp.

(b)	Residence or Business Address:

The business address of Newlook Industries Corp. is 144 Front Street West, Suite 700, Toronto, Ontario, Canada M5J 2L7.

(c)	Present Principal Occupation and Employment:

Newlook Industries Corp. is a Canadian exchange-listed company listed on the TSX Venture Exchange.  The Company is engaged in providing telecommunications products and services.

(d)	Criminal Convictions:

Newlook Industries Corp. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Newlook Industries Corp. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Newlook Industries Corp. is a Canadian corporation, incorporated under the laws of the Province of British Columbia.

ITEM 3.                         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 7, 2007 Newlook Industries Corp. (“Newlook”) acquired 1,482,400 shares of the Company’s common stock.

On April 10, 2007, Vision Unlimited Equipment Inc. (“Vision Unlimited”), a wholly-owned subsidiary of Newlook acquired an option to purchase certain securities of the Company from Partners LP (“Barron”). On April 30, 2007, Vision Unlimited exercised an amended option for Newlook to acquire (i) 4,192,900 Series A Convertible Preferred Shares of the Company’s common stock; (ii) Series A Warrants to purchase 5,000,000 shares of the Company’s common stock; and (iii) Series B Warrants to purchase 5,000,000 shares of the Company’s common stock.  Barron had acquired these securities from the Company pursuant to a Preferred Stock Purchase Agreement dated August 3, 2006 (the “Barron Agreement”).  The total compensation paid by Newlook and its wholly-owned subsidiary to (i) acquire and exercise the aforementioned option from Barron; and (ii) acquire 1,482,400 shares of the Company’s common stock was US $700,000.

Barron assigned to Newlook certain rights under the Barron Agreement. These rights included a covenant that in the event the Company failed to meet certain operating performance targets in the 2007 fiscal year, the conversion rate of the Series A Convertible Preferred Shares would be reduced from US $0.07 per share to US $0.035 per share (which effectively means that the preferred shares would convert into 16,771,600 common shares) and the exercise price of the Series A and Series B Warrants would be reduced from US $0.125 to $0.0625 per share and from US $0.25 to $0.125 per share, respectively. The Barron Agreement also included a covenant that the Company’s Board of Directors at all times must consist of a minimum of five (5) directors, with a majority of such directors being independent of the Company.

The Company’s management determined that (i) the 2007 operating performance targets as specified in the Barron Agreement were unlikely to be met; and (ii) since February 4, 2007 the Board of Directors has not consisted of a majority of independent directors. The Board of Directors of the Company made a determination that it would be in the best interests of the Company and its stockholders to negotiate a settlement and release from Newlook with respect to the conditions of the Barron Agreement and the terms and conditions of the Series A Convertible Preferred Shares, the Series A Warrants and Series B Warrants.

On June 29, 2007, the Company and Newlook entered into a Settlement Agreement and Release (the “Settlement and Release”), whereby the Company issued an aggregate of 26,638,267 shares of Company common stock to Newlook as a full and complete settlement for (i) all liquidated damages arising from defaults under the assigned Barron Agreement; (ii) the conversion of the Series A Convertible Preferred Shares; and (iii) the cashless exercise of all Series A and Series B Warrants held by Newlook. Pursuant to the terms of such settlement, the Company issued (i) 16,771,600 restricted shares of Company common stock in exchange for the conversion of the 4,192,900 Series A Convertible Preferred Shares; (ii) 6,666,667 restricted shares of Company common stock in exchange for the cashless exercise of (x) the Series A Warrants to purchase 5,000,000 shares of Company common stock and (y) the Series B Warrants to purchase 5,000,000 shares of Company common stock; and (iii) issued an additional 3,200,000 restricted shares of Company common stock in settlement of liquidated damages arising from breach of the covenants relating to composition of the Company’s Board of Directors.

In consideration for the issuances of restricted shares of Company common stock, the Company obtained complete and full releases from Newlook with respect to any and all obligations under the assigned Barron Agreement, the registration rights agreement entered into in connection with the Barron Agreement, the terms and conditions of the Series A Convertible Preferred Shares, the Series A Warrants and the Series B Warrants.

The Company did not make any cash payments in connection with the Settlement and Release nor did the Company receive any cash consideration from Newlook in such regard.

On June 29, 2007, Newlook acquired an additional 3,426,500 shares of the Company’s common stock pursuant to the terms and conditions of a Share Exchange Agreement (the “Share Exchange Agreement”) by and among Newlook and certain shareholders of the Company.  Pursuant to the Share Exchange Agreement, Newlook exchanged 1,018,432 shares of Newlook’s securities in exchange for 3,426,500 shares of the Company’s common stock.

ITEM 4.                         PURPOSE OF TRANSACTION

On June 29, 2007, a change in control of the Company occurred.  As a result of entering into the Settlement and Release and a Share Exchange Agreement with third parties on June 29, 2007, Newlook owns 31,547,167 shares of the Company’s common stock, which is 53.4% of the total number of issued and outstanding shares of the Company’s common stock as of the date of this report.

In addition, under the terms of the Settlement and Release, the Company agreed to appoint Jason Moretto, an officer and director of Newlook, to the Company’s Board of Directors. Mr. Moretto will serve until the next annual meeting of the Company’s shareholders.

ITEM 5.                         INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of June 29, 2007, Newlook Industries Corp. beneficially owns the following securities of the Company: 31,547,167 shares of the Company’s common stock, which is 53.4% of the total number of issued and outstanding shares of the Company’s common stock as of the date of this report.

(b)	Power to Vote and Dispose of the Company Shares:

Newlook Industries Corp. has the sole power to vote or to direct the vote of the 31,547,167 shares of the Company’s common stock held by it and has the sole power to dispose of or to direct the disposition of the Company Shares held by it.

(c)	Transactions Effected During the Past 60 Days:

Newlook Industries Corp. has not effected any transactions in the Company’s securities during the past 60 days, other than as set forth in Item 3, above.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

          None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

         Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.                         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1
Preferred Stock Purchase Agreement between Wireless Age Communication, Inc. and Barron Partners L.P. dated August 3, 2006, incorporated by reference to Exhibit 10.38 of the Company’s Form SB-2/A filed with the Commission on October 5, 2006.

Exhibit 99.2
Registration Rights Agreement between Wireless Age Communication, Inc. and Barron Partners L.P. dated August 3, 2006, incorporated by reference to Exhibit 10.39 of the Company’s Form SB-2/A filed with the Commission on October 5, 2006.

Exhibit 99.3
Common Stock Purchase Warrant “A” issued by Wireless Age Communication, Inc. to Barron Partners L.P. dated August 3, 2006, incorporated by reference to Exhibit 10.40 of the Company’s Form SB-2/A filed with the Commission on October 5, 2006.

Exhibit 99.4
Common Stock Purchase Warrant “B” issued by Wireless Age Communication, Inc. to Barron Partners L.P. dated August 3, 2006, incorporated by reference to Exhibit 10.41 of the Company’s Form SB-2/A filed with the Commission on October 5, 2006.

Exhibit 99.5	Option Purchase Agreement, dated March 30, 2007 by and among Barron Partners LP and Vision Unlimited Equipment Inc.

Exhibit 99.6	Amendment to Option Purchase Agreement, dated April 30, 2007 by and among Barron Partners LP, Vision Unlimited Equipment Inc. and Newlook Industries Corp.

Exhibit 99.7	Settlement Agreement and Release, dated June 29, 2007 by and among Newlook Industries Corp. and Wireless Age Communications, Inc.

Exhibit 99.8	Share Exchange Agreement, dated June 29, 2007, by and among Newlook Industries Corp. and each of Bradley Poulos, Brad Poulos Holdings, Glenn Poulos, Glenn Poulos Holdings, and Sylvain Lafreniere.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2007
Date

Newlook Industries Corp.

/s/ Jason Moretto
Name:                      Jason Moretto
Title:           Chief Financial Officer